[DECHERT LETTERHEAD]

August 8, 2008

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20002

Re:	Fidelity Income Fund—Pre-Effective Amendment No. 2 to Registration Statement on Form N-14 (File No. 333-152079)

Ladies and Gentlemen:

On behalf of Fidelity Income Fund (the “Trust”), attached for filing by means of the EDGAR system is Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N-14 under the Securities Act of 1933 (the “Registration Statement”) on July 2, 2008. The Registration Statement was filed in connection with the proposed reorganization of Capital One U.S. Government Income Fund, a series of Capital One Funds, with and into Fidelity Advisor Government Income Fund, a series of the Trust. Pre-Effective Amendment No. 2 to the Registration Statement is being filed for purposes of responding to SEC staff comments.

No fees are required in connection with this filing. Should you have any questions feel free to contact the undersigned at 617.728.7173.

Sincerely,

/s/ Christopher D. Christian

Attachment

cc:	Christian Sandoe

Division of Investment Management